VEON Progresses with Asset-Light Strategy, Reaches Agreement to Sell Stake in TNS+ in Kazakhstan Amsterdam and Astana, 28 May 2024, 16.15 CET: VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces that it has signed an agreement for the sale of its 49% stake in Kazakh wholesale telecommunications infrastructure services provider TNS Plus LLP (TNS+) to its JV partner, the DAR group of companies. TNS+ is an international operator providing a wide range of telecommunication services in voice, internet access, data transmission, transparent digital channels, IP VPN, IPLS and long- distance communication services to commercial telecommunications operators, as well as large corporate clients on the enterprise segment. The total consideration for the sale is USD 137.5 million. The closing of the transaction is subject to customary regulatory approvals in Kazakhstan. “This agreement marks further progress on the execution of our asset-light strategy. Beeline Kazakhstan is Kazakhstan’s digital powerhouse, with products ranging from its financial services application Simply, to its entertainment platform BeeTV, and its innovative second brand Izi. Beeline Kazakhstan’s software development company QazCode spearheads an AI- first approach in the country. This divestment will allow us to focus more deeply in these areas while optimizing the management of infrastructure services in the capable hands of our partners,” said Kaan Terzioglu, Group CEO of VEON. “This deal represents our positive long-term view of the Kazakhstan economy and its robust performance. During the last 17 years, TNS+ heavily invested in building extensive fiber network of more than 14000 km throughout Kazakhstan, connecting all major cities and neighbouring countries. We are continuing to invest in growing telecommunications infrastructure assets and digital innovations,” said Alidar Utemuratov, Group CEO and founder of DAR. About DAR DAR is an international group that has many years of extensive expertise in telecom, fintech, media and technology industries. DAR was founded by Alidar Utemuratov, investor and technology entrepreneur, who also launched theinvestment firm, GreenApple known internationally for successful cases of Cellwize and 2Day Telecom. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: www.veon.com Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s strategy and divestment plans. Forward- looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not anticipate. The forward- looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact VEON Hande Asik Group Director of Communications pr@veon.com